DIANA SHIPPING INC.

COMPUTERSHARE
ATTN: KERRI SHENKIN
480 WASHINGTON BOULEVARD
29TH FLOOR
JERSEY CITY, NJ 07310

SCAN TO VIEW MATERIALS & VOTE

VOTE BY INTERNET
Before The Meeting - Go to **www.proxyvote.com or scan the QR Barcode above**

Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 P.M. ET on May 22, 2023. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

During The Meeting - Go to **www.virtualshareholdermeeting.com/DSX2023**

You may attend the meeting via the Internet and vote during the meeting. Have the information that is printed in the box marked by the arrow available and follow the instructions.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 P.M. ET on May 22, 2023. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

V11216-P93349 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

DIANA SHIPPING INC.

The Board of Directors recommends you vote FOR the following:

1. To elect three Class III Directors to serve until the 2026 Annual Meeting of Shareholders.

Nominees:	**For**	**Against**	**Abstain**
1a. Semiramis Paliou	☐	☐	☐
1b. Apostolos Kontoyannis	☐	☐	☐
1c. Konstantinos Fotiadis	☐	☐	☐

The Board of Directors recommends you vote FOR Proposal 2.

2. To approve the following amendments to the Company's Amended and Restated Articles of Incorporation:

	For	**Against**	**Abstain**
2a. Increase the authorized share capital of the Company from 200 million shares to 1 billion registered shares of a par value of one cent and to authorize the issuance of 50 million registered preferred shares with a par value of one cent.	☐	☐	☐
2b. To provide for the election of directors to be by a plurality, rather than a majority, of the votes cast at a meeting of shareholders, by the holders of shares entitled to vote in the election. Cumulative voting, as defined in; Division 7, Section 71(2) of the BCA, shall not be used to elect directors.	☐	☐	☐
2c. Provide the Board with the sole authority to amend the Company's Amended and Restated By-laws and to eliminate the right of shareholders to make such amendments.	☐	☐	☐
2d. Provide the Board with the sole authority to call special meetings of shareholders of the Company and to eliminate the right of holders of not less than 20% of all outstanding shares of common stock of the Company to call such meetings.	☐	☐	☐

The Board of Directors recommends you vote FOR Proposal 3.

	For	**Against**	**Abstain**
3. To approve the appointment of Ernst & Young (Hellas) Certified Auditors Accountants S.A. as the Company's independent auditors for the fiscal year ending December 31, 2023.	☐	☐	☐

NOTE: To transact other such business as may properly come before the Meeting or any adjournment thereof.

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement is available at www.proxyvote.com.

V11217-P93349

DIANA SHIPPING INC.
Annual Meeting of Shareholders
May 23, 2023 8:00 AM Eastern Daylight Time
This proxy is solicited by the Board of Directors

The shareholder(s) hereby appoint(s) the Chairman of the Meeting as proxy, with the power to appoint his substitute, and hereby authorize(s) him to represent and to vote, as designated on the reverse side of this ballot, all of the shares of common stock of DIANA SHIPPING INC. that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholders to be held as a virtual meeting via the Internet at www.virtualshareholdermeeting.com/DSX2023, at 8:00 AM, EDT on May 23, 2023, and any adjournment or postponement thereof.

This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the Board of Directors' recommendations.

Continued and to be signed on reverse side